Exhibit 99.1

GRINDROD SHIPPING HOLDINGS LTD.

ABBREVIATED NAME: GRINSHIP

Registered in Singapore with registration number 201731497H

JSE Share code: GSH

ISIN: SG9999019087

Primary listing on NASDAQ Global Select Market

Secondary listing on the JSE Main Board

Grindrod Shipping Holdings Ltd. (the "Company"): Beneficial interests in the ordinary shares of the Company

In accordance with section 18.20 (e) of the JSE Limited Listings Requirements; shareholders are advised that the Company has received notice from QVT Financial LP that on 25 August 2021, it held a beneficial interest of 4.96% of the 19,310,024 ordinary shares in issue on 25 August 2021.

By order of the Board

31 August 2021

Sponsor: Grindrod Bank Limited